UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number 001-31236

TSAKOS ENERGY NAVIGATION LIMITED

(Translation of registrant’s name into English)

367 Syngrou Avenue, 175 64 P.

Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TSAKOS ENERGY NAVIGATION LIMITED

FORM 6-K

This report on Form 6-K is hereby incorporated by reference into the following Registration Statements of the Company:

•	Registration Statement (Form F-3 No. 333-240253) filed with the SEC on July 31, 2020;

•	Registration Statement on Form F-3 (No. 333-234279) filed with the SEC on October 21, 2019;

•	Registration Statement on Form F-3 (No. 333-206852) filed with the SEC on September 9, 2015;

•	Registration Statement on Form F-3 (No. 333-111615) filed with the SEC on December 30, 2003;

•	Registration Statement on Form S-8 (No. 333-183007) initially filed with the SEC on August 2, 2012, as amended;

•	Registration Statement on Form S-8 (No. 333-134306) initially filed with the SEC on May 19, 2006, as amended;

•	Registration Statement on Form S-8 (No. 333-104062) filed with the SEC on March 27, 2003; and

•	Registration Statement on Form S-8 (No. 333-102860) filed with the SEC on January 31, 2003.

1

TSAKOS ENERGY NAVIGATION LIMITED

THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

Results of operations

On June 22, 2020, the Company announced a one-for-five (1-for-5) reverse share split of the Company’s common shares which was approved by its shareholders at the annual meeting on May 28, 2020. The reverse split became effective on July 1, 2020. All share and per share amounts disclosed below and in the accompanying consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented.

(Percentage calculations are based on the actual amounts shown in the accompanying financial statements)

Voyage revenues

Voyage revenue earned for the three months ended June 30, 2021 and 2020:

	2021		2020
	$ million	% of total	$ million	% of total
Time charter-bareboat	6.3	5%	2.6	1%
Time charter-fixed rate	47.7	35%	63.4	33%
Time charter-variable rate (profit-share)	17.2	12%	43.5	23%
Voyage charter-spot market	61.0	45%	78.4	41%
Pool arrangement	2.0	1%	-	-
Voyage charter-contract of affreightment	2.2	2%	2.9	2%
Total voyage revenue	136.4	100%	190.8	100%

Voyage revenue earned for the six months ended June 30, 2021 and 2020:

	2021		2020
	$ million	% of total	$ million	% of total
Time charter-bareboat	12.5	4%	5.1	1%
Time charter-fixed rate	97.1	35%	125.9	34%
Time charter-variable rate (profit-share)	35.2	13%	87.6	24%
Voyage charter-spot market	124.3	45%	141.8	38%
Pool arrangement	2.2	1%	-	-
Voyage charter-contract of affreightment	4.1	2%	9.3	3%
Total voyage revenue	275.4	100%	369.7	100%

Voyage revenue earned during the three months ended June 30, 2021 totaled $136.4 million, a 28.5% decrease, compared to $190.8 million earned in the three months ended June 30, 2020. The decrease was mostly due to the softening of the market, affected by seasonal factors and exacerbated by global oil demand, which continued to experience pressure from the Covid-19 pandemic. Multiple lockdowns on a global scale resulted in significant drops in economic activity, while, oil supply cuts imposed by OPEC and refinery maintenance shutdowns have also been limiting factors to the seaborne oil trade recovery. The Company, by following a diversified employment strategy, managed to sustain the poor market conditions and the ongoing lows, limiting to a reasonable extent the exposure from the downward trend, while being in a position to benefit from any upcoming improvement of the market.

Total utilization achieved by the fleet (total days that the vessels were actually employed as a percentage of total days in the period that the Company owned or controlled the vessels) was 93.0% in the second quarter of 2021 compared to 95.7% in the second quarter of 2020. Lost days arose from the dry-dockings of the LNG carrier Maria Energy, the VLCC tanker Ulysses and the suezmax vessels Archangel and Alaska. In the previous second quarter, lost days related to the dry-docking of the handysize tanker Didimon and various repositioning voyages.

2

Operating days utilized on time-charter with profit-share arrangements and pool employment decreased to 1,321 days in the second quarter of 2021 from 1,488 days in the second quarter of 2020, an 11.2% decrease. Revenue earned by vessels operating on this type of charter, decreased to $19.1 million in the three months ended June 30, 2021 compared to $43.5 million in the second quarter of 2020, the decrease being mainly attributed to the softening of the market, amplified by the spike in rates during the second quarter of 2020. The decrease is partially offset by the employment of three handymax vessels under pool arrangements during the second quarter of 2021, compared to being employed in the spot market during the equivalent period of 2020. Operating days on pure time-charter without profit-share arrangements decreased to 2,054 days in the second quarter of 2021 from 2,412 in the second quarter of 2020, mainly due to five handymax vessels operating in the spot market during the second quarter of 2021, while for the corresponding period of 2020 the vessels were under time charter arrangements. The amount of revenue earned decreased by 18.3% to $54.0 million in the second quarter of 2021 from $66.0 million in the second quarter of 2020, mainly due to fewer vessels operating under time charter arrangements. Contribution to the decrease is also attributed to the LNG carriers, Neo Energy and Maria Energy, which were redelivered during the first quarter of 2021 during poor market conditions and were chartered under less lucrative rates. The decrease was partially offset by the addition of two suezmax vessels, during the third and fourth quarters of 2020, with both vessels operating under bareboat arrangements and being fully operational during the second quarter of 2021.

Employment days on spot and contract of affreightment increased to 2,171 for the second quarter of 2021 from 1,756 for the equivalent period of 2020. Although revenue days on this type of employment increased by 23.6%, the contribution of revenue earned decreased by $18.1 million, mainly due to the decline in spot rates during the second quarter of 2021, as well as the record breaking second quarter of 2020 in term of freight rates.

During the six months ended June 30, 2021, voyage revenues decreased to $275.4 million from $369.7 million in the first half of 2020, a decrease of $94.3 million, or 25.5%. For the first six months of 2021, the utilization rate decreased to 92.3% compared to 96.3% for the first six months of 2020. Apart from the lost days of the second quarter, the six-month period of 2021 also includes lost days on the dry-dockings of handymax vessels Artemis, Ariadne, and Afrodite, suezmaz tanker Uraga Princess and repositioning voyages of certain other vessels.

For the six months June 30, 2021, the average daily TCE rate was $17,701 compared to $27,689 for the equivalent period of 2020, a 36.1% decrease. For the second quarter of 2021, the TCE rate was $17,239 per day compared to $28,767 per day for the previous year’s second quarter, a 40.0% decrease. Average daily TCE rate earned for the three- and six-month periods ended June 30, 2021 and 2020, per vessel category were:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
LNG carrier	33,405	55,774	42,929	54,169
VLCC	20,487	34,096	23,460	49,114
Suezmax	14,899	36,897	17,116	33,554
DP2 Suezmax	53,038	50,853	53,038	50,853
Aframax	17,190	26,551	16,529	26,321
Panamax	14,393	23,706	13,438	20,726
Handymax	9,102	16,304	8,519	14,760
Handysize	9,657	18,993	9,363	19,071

3

TCE is calculated by taking voyage revenue less voyage costs divided by the number of revenue days less 181 days lost for the second quarter of 2021 and 376 for the first half of 2021 as a result of calculating revenue on a loading to discharge basis compared to 192 for the second quarter and 392 for the first half of 2020. In the case of a bare-boat charter, we add an estimate of operating expenses of $10,000 per day in order to render the bare-boat charter comparable to a time-charter. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the period presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars, and net earnings (operating) days:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Voyage revenues	$136,415	$ 190,770	$275,429	$ 369,669
Less: Voyage Expenses	(47,567)	(35,412)	(94,866)	(68,120)
Add: Representative operating expenses for Bareboat charter ($10,000 daily)	3,640	1,820	7,240	3,580
Time charter equivalent revenues	$ 92,488	$ 157,178	$ 187,803	$ 305,129
Divided by: net earnings (operating) days	5,365	5,464	10,610	11,020
Average TCE per vessel per day	$ 17,239	$ 28,767	$ 17,701	$ 27,689

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. These voyage expenses are borne by the Company unless the vessel is on time-charter or operating in a pool, in which case they are borne by the charterer or by the pool operators. Commissions on revenue are included in voyage expenses and they are borne by the Company for all types of charter.

Voyage expenses for the three months ended June 30, 2021 and 2020 were:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2021	2020		2021	2020
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Bunker expenses	27.1	17.4	55.8%	12,477	9,900	26.0%
Port and other expenses	15.3	10.9	39.6%	7,038	6,234	12.9%
Commissions	5.2	7.1	(26.5)%	2,395	4,031	(40.6)%
Total	47.6	35.4	34.3%	21,910	20,165	8.7%
Days on Spot and COA				2,171	1,756

Voyage expenses for the six months ended June 30, 2021 and 2020 were:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2021	2020		2021	2020
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Bunker expenses	51.7	34.9	48.3%	11,401	10,685	6.7%
Port and other expenses	32.7	19.8	65.3%	7,199	6,052	19.0%
Commissions	10.5	13.5	(22.3) %	2,305	4,119	(44.1)%
Total	94.9	68.2	39.3%	20,905	20,856	0.2%
Days on Spot and COA				4,538	3,266

4

 Voyage expenses were $47.6 million during the quarter ended June 30, 2021, compared to $35.4 million during the prior year’s second quarter, a 34.3% increase. The increase was mainly driven by the surge of oil prices during the second quarter of 2021, which was additionally enhanced by the significant drop in bunker prices caused by the pandemic and the worldwide lockdowns during the second quarter of 2020. Contribution to the increase is also attributed to the volume of bunkers consumed, which was approximately 29.3% higher in the second quarter of 2021 compared to the equivalent period of 2020, as additional vessels of the fleet entered the spot market. Total port expenses increased by $4.4 million for the second quarter of 2021 compared to the second quarter of 2020, while the average port expenses per vessel per day were 12.9% higher, as a result of an increased number of short route voyages and a higher number of port calls. As commissions are highly correlated to revenue patterns, the decrease in commissions is attributable to the decrease in revenue generated during the second quarter of 2021 compared to the equivalent period of 2020.

Voyage expenses were $94.9 million in the first six months of 2021, compared to $68.1 million in the first six months of 2020, a 39.3% increase. The increase in voyage expenses between the six-month periods is mainly attributed to bunkers expenses, as average bunker prices increased by 26.6% due to rising oil prices and the volume of bunkers consumed increased by 28.0%. Port and other expenses increased by $12.9 million between the six-month periods and increased by 19.0% on a daily basis, as a result of a higher number of port calls and short route voyages. Commission expenses decreased by $3.0 million for the six-month period ended June 30, 2021 compared to the equivalent period of 2020, due to reduced revenue earned for the corresponding periods.

Commissions amounted to $5.2 million, or 3.8% of voyage revenue, during the second quarter of 2021 compared to $7.1 million, or 3.7% of voyage revenues, during the second quarter of 2020. The decrease was due to lower voyage charter revenues, with commission rates remaining at similar levels on average as the prior equivalent period. For the six-month period ended June 30, 2021, commissions amounted to $ 10.5 million, or 3.8% of voyage revenue, compared to $13.5 million, or 3.6% of voyage revenues, in the corresponding period of 2020.

Vessel operating expenses

Operating expenses for the three months ended June 30, 2021 and 2020 were:

	Operating expenses			Average daily operating expenses per vessel
	2021	2020		2021	2020
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Crew expenses	26.6	23.7	11.9%	4,742	4,144	14.4%
Insurances	4.4	4.1	8.6%	790	712	11.1%
Repairs and maintenance, and spares	6.7	7.1	(5.7)%	1,202	1,247	(3.6)%
Stores	2.6	2.9	(11.1)%	468	514	(9.1)%
Lubricants	1.7	2.0	(14.7)%	305	349	(12.7)%
Other (quality and safety, taxes, registration fees, communications)	3.9	2.7	46.1%	694	465	49.4%
Foreign currency losses (gains)	0.3	0.2	55.9%	40	27	59.4%
Total	46.2	42.7	8.1%	8,241	7,458	10.5%
Earnings capacity days excluding vessel on bare-boat charter				5,600	5,726

Operating expenses for the six months ended June 30, 2021 and 2020 were:

	Operating expenses			Average daily operating expenses per vessel
	2021	2020		2021	2020
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Crew expenses	49.8	50.7	(1.9)%	4,454	4,415	0.9%
Insurances	8.0	7.8	3.4%	714	675	5.7%
Repairs and maintenance, and spares	13.0	13.6	(4.7) %	1,161	1,185	(2.1)%
Stores	5.3	5.9	(10.5)%	472	513	(8.0)%
Lubricants	3.6	4.1	(13.6)%	318	358	(11.2)%
Other (quality and safety, taxes, registration fees, communications)	7.9	5.8	37.8%	708	500	41.3%
Foreign currency losses (gains)	0.1	0.3	(72.4)%	7	26	(71.6)%
Total operating expenses	87.7	88.2	(0.6)%	7,834	7,672	2.1%
Earnings capacity days excluding vessel on bare-boat charter				11,180	11,493

5

Vessel operating expenses include crew expenses, insurances, repairs and maintenance, spares, stores, lubricants, and other expenses relating to quality and safety, tonnage tax, registration fees, communications and foreign currency gains or losses.

Total operating costs were $46.2 million during the quarter ended June 30, 2021 compared to $42.7 million during the second quarter of 2020, an increase of 8.1%. The increase is partly attributable to the weakening of the US dollar, in addition to travel restrictions and repatriation difficulties caused by the Covid-19 pandemic, which affected crew travelling costs for the second quarter of 2021 compared to the equivalent period of 2020. Operating expenses for the first six months of 2021 and 2020, remained stable to $87.7 million and $88.2 million, respectively, a 0.6% decrease. The operating fleet remained relatively the same for the second quarter and the six-month period of 2021, compared to the equivalent periods of 2020, while a minor decrease of 2.2% and 2.7% in the earning capacity days is attributed to the delivery of vessels Apollo Voyager and Artemis Voyager during September and November 2020, respectively, with both vessels being chartered under bareboat arrangements and bearing no operational expenses.

Average operating expenses per ship per day increased by $783 to $8,241 for the second quarter of 2021 from $7,458 in the second quarter of 2020, an increase of 10.5%, mainly attributable to a rise in crew related costs and safety and quality expenses. For the six-month periods, average daily operating expenses per vessel remained stable at $7,834 in the first half of 2021 from $7,672 in the first half of 2020, an increase of $162 daily, or 2.1%, due to higher expenditure during the second quarter of 2021, as stated above.

Depreciation and amortization

Depreciation and amortization charges totaled $35.8 million in the second quarter of 2021 compared to $34.5 million in the second quarter of 2020, a 3.8% increase. For the first half of 2021 depreciation and amortization increased to $70.9 million from $69.3 million for the first half of 2020.

Depreciation amounted to $31.8 million in the second quarter of 2021 and $32.1 million in the second quarter of 2020, a 0.9% decrease. For the first six months of 2021, depreciation was $63.4 million compared to $64.2 million in the first six months of 2020, a $0.8 million decrease, being mainly attributed to the sale of panamax vessel Maya, in addition to the sale and lease back of aframax vessel Sakura Princess and suezmax vessels Arctic and Antarctic. The decrease is partly counterbalanced by the delivery of two suezmax vessels during the third and fourth quarters of 2020.

Amortization of deferred dry-docking charges and leasehold improvements was $4.0 million during the second quarter of 2021, compared to $2.4 million during the second quarter of 2020, a $1.6 million increase. For the six-month period ended June 30, 2021 amortization of deferred dry-docking charges and leasehold improvements was $7.4 million compared to $5.1 million for the corresponding period of 2020. The increase in both the three- and six-month periods of 2021 relates primarily to the amortization of leasehold improvements arising from the sale and lease back of vessels that underwent dry-docking in 2020 and 2021.

Loss on sale of vessels

On June 21, 2021, the Company commenced a new five-year sale and leaseback agreement for each of the two suezmaxes, Arctic and Antarctic, with the sale resulting in a loss of $1.7 million in aggregate for both suezmaxes. During the second quarter of 2021, the Company also sold its panamax tanker, Maya, for net proceeds of $9.3 million, incurring a net loss on sale of $4.1 million. During the first half of 2020, the Company sold its handysize vessel Didimon and its suezmax tanker, Silia T. for net proceeds of $24.2 million, incurring a total net loss of $3.1 million.

Impairment

In the first half of 2021, 54 of our vessels had carrying values in excess of their market values. Our fleet is for the most part young, with an average age of 9.7 years as of June 30, 2021 and every vessel in the fleet is expected to generate considerably more cash during their remaining expected lives than their carrying values. As at June 30, 2021 the Company’s cash flow tests per vessel did not indicate that such an impairment charge was required for any vessel of the fleet intended to be held and used.

As of June 30, 2020, the Company decided not to sell Izumo Princess, which was previously classified as held for sale and classified it as held and used. The carrying amount written down to $22.8 million consists of the lower of its carrying amount, adjusted for any depreciation that would have been recognized had the vessel been continuously classified as held and used and its fair value as of June 30, 2020, resulting in an impairment charge of $2.8 million and is reflected in the accompanying Consolidated Statements of Comprehensive (Loss) Income. As of June 30, 2020, the Company classified Sakura Princess as held for sale and wrote down to $22.8 million based on the lower of the carrying amount and Level 1 inputs indicative of the vessel’s sales price less cost to sell. The resulting impairment charge was $10.7 million and is reflected in the accompanying Consolidated Statements of Comprehensive (Loss) Income.

6

General and administrative expenses

General and administrative expenses include management fees, administrative expenses, management incentive awards and stock compensation expense.

General and administrative expenses (G&A expenses) remained relatively stable at $7.6 million in the second quarter of 2021 and $7.7 million in the second quarter of 2020. For the first six months of 2021 general and administrative expenses decreased by $0.8 million, compared to the equivalent period of 2020.

The Company pays to Tsakos Energy Management fixed fees per vessel under a management agreement. The fee includes compensation for services that cover both the management of the individual vessels, as described below, and of the enterprise as a whole. Management fees, including those paid to third-party ship management companies, totaled $5.5 million during the quarters ended June 30, 2021 and 2020. For both the six months ended June 30, 2021 and 2020 management fees also remained stable at $11.0 million. The management fee per vessel may be increased annually if certain criteria defined in the management agreement are met. The management fee to Tsakos Energy Management has not been increased since the beginning of 2012.

In the first half of 2021 and 2020, all the vessels in the fleet were technically managed by Tsakos Columbia Shipmanagement, S.A., apart from the LNG carriers Neo Energy and Maria Energy, the VLCCs Ulysses and Hercules I, the suezmax Eurochampion 2004 and the aframaxes Maria Princess and Sapporo Princess, which have been managed by a third-party manager. Monthly management fees for operating conventional vessels are $27,500 per month. The monthly fee relating to vessels chartered-in or chartered-out on a bare-boat basis or for vessels under construction is $20,400. Management fees for the LNG carriers are $37,833, of which $10,000 are payable to the management company and $27,833 to the third-party manager. Management fees for Eurochampion 2004, Maria Princess, Sapporo Princess, Hercules I and Ulysses are $28,013 per month, of which $15,016 are payable to a third-party manager. Management fees for the DP2 shuttle tankers are $35,000 per month.

Office administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. Administrative expenses totaled $2.1 million during the second quarter ended June 30, 2021 compared to $1.5 million during the previous year’s second quarter.

No incentive award was granted in the first six months of 2021. For the six months ended June 30, 2020, the Board of Directors approved an incentive award to the management company, of which $1.5 million has been accounted for in the first six months of 2020, based on various performance criteria and taking into account cash availability and market conditions.

General and administrative expenses, including the management fee, plus any incentive or stock compensation award, represent the overhead of the Company. On a per vessel basis, the daily overhead was $1,279 and $1,297 for the second quarter of 2021 and 2020, respectively. For the six-month period ended June 30, 2021, the daily overhead per vessel was $1,216 compared to $1,288 for the six-month period ended June 30, 2020.

Operating (loss) income

Loss from vessel operations was $12.9 million during the second quarter of 2021, compared to operating income of $46.9 million during the second quarter of 2020, the decrease being mainly attributed to reduced revenue earned for the second quarter of 2021 compared to the equivalent period of 2020. During the first half of 2021, loss from vessel operations was $10.7 million, compared to operating income of $101.7 million during the first half of 2020, the decrease being attributed to a soft market, with freight rates reaching low levels compared to the high peaks of 2020, while operating expenses maintained at equivalent levels for the six-month period ended June 30, 2021 compared to the six-month period ended June 30, 2020.

7

Interest and finance costs

Interest and finance cost analysis in the table below is not presented according to U.S. GAAP guidelines. However, management believes that this analysis may provide its users a better understanding of the Company’s finance cost. Management also uses this analysis in making financial and planning decisions.

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$ million	$ million	$ million	$ million
Interest on loans	7.5	12.0	15.3	26.4
Interest rate swaps cash settlements	2.6	0.2	5.0	0.3
Total interest	10.1	12.2	20.3	26.7
Less: Interest capitalized	(0.2)	(0.3)	(0.4)	(0.6)
Interest expense, net	9.9	11.9	19.9	26.1
Bunker hedging instruments cash settlements	⸺	1.5	0.5	4.8
Change in fair value of non-hedging bunker instruments	(3.7)	(2.1)	(8.2)	11.4
Change in fair value of hedging interest rate swaps	⸺	1.6	⸺	1.2
Discount of long-term receivables, net	0.4	(0.1)	0.5	2.0
Other finance costs	0.9	1.1	1.9	2.0
Net total	7.5	13.9	14.6	47.5

Interest and finance costs, net, were $7.5 million for the second quarter of 2021, compared to $13.9 million for the second quarter of 2020, a 45.8% decrease, mainly attributed to the lower interest on loans of $4.5 million which was partially compensated by an increase of $2.4 million cash settlements on interest rate swaps and a positive change in fair value of non-hedging bunker swaps of $3.7 million. Average loan interest rate decreased to 2.0% for the second quarter of 2021 from 3.2% in the second quarter of 2020, and loan interest (net of interest rate swaps) decreased by $4.5 million for the second quarter of 2021 compared to the second quarter of 2020.

The Company paid interest on swaps of $2.6 million for the second quarter of 2021, compared to $0.2 million in the second quarter of 2020. For the six-month period ended June 30, 2021, interest paid on swaps amounted to $5.0 million compared to $0.3 million for the six-month period ended June 30, 2020.

For the six months ended June 30, 2021, interest and finance costs, net, were $14.6 million compared to $47.5 million for the six months ended June 30, 2020, a 69.3% decrease. Loan interest (excluding the impact of interest rate swaps) decreased to $15.3 million in the six months ended June 30, 2021, from $26.4 million in the six months ended June 30, 2020, due to the decrease in the average loan interest rate to 2.1% from 3.5%, a 40.5% decrease.

Capitalized interest is based on expenditure incurred to date on vessels under construction. The Company had two vessels under construction, one shuttle tanker and one LNG carrier, as of June 30, 2021 and three vessels, two suezmax vessels and one LNG carrier, as of June 30, 2020. Capitalized interest amounted to $0.2 million and $0.4 million for the three and six-month periods ended June 30, 2021, compared to $0.3 million and $0.6 million for the equivalent periods of 2020.

During the first half of 2020, the Company entered into six bunker put option agreements in order to reduce the losses of its bunker swap agreements. The Company paid a total premium of $1.7 million and received $0.4 million. As of December 31, 2020, the Company held three put option agreements, which were sold during the first half of 2021, resulting to cash gains of less than $0.1 million. The change in the fair values in the first half of 2021 and 2020 was $0.2 million (negative) and $1.8 million (positive), respectively.

During the first half of 2020, the Company held one bunker call option agreement which expired on December 31, 2020. The changes in fair value of the call options for the first half of 2020 amounted to $0.1 million (negative).

As of June 30, 2021, and June 30, 2020, the Company held eighteen and twenty-nine bunker swap agreements, respectively, to hedge its exposure to bunker price fluctuations associated with the consumptions of bunkers by its vessels. The change in the fair value of these instruments for the second quarter of 2021 and 2020, was $3.7 million (positive) and $3.8 million (positive), respectively. The changes in the fair values in the first half of 2021 and 2020 were $8.4 million (positive) and $13.1 million (negative), respectively, and have been included in Change in fair value of non-hedging bunker instruments in the table above.

8

The Company recognized a long-term receivable, amounting to $35.6 million as of June 30, 2021, which relates to the sale and leaseback transactions for seven of its vessels. The Company has proceeded with the discount of the residual guarantees, of which net of unwinding, amounted to $0.1 million (negative) and $0.3 million (negative) for the six and three months ended June 30, 2021, respectively and $2.0 million (negative) and $0.1 million (positive) for the six months and three months ended June 30, 2020

Other finance costs amounted to $0.9 million for the second quarter of 2021 compared to $1.1 million in the respective prior year quarter. In the first half of 2021, other finance costs amounted to $1.9 million compared to $2.0 million in the first half of 2020.

Interest income

During the second quarter of 2021, interest income was $0.2 million compared to $0.1 million during the second quarter of 2020. For the six-month periods ended June 30, 2021, and 2020, interest income was $0.3 million and $0.5 million, respectively. The decrease is mostly attributed to lower cash reserves over the six-month period of 2021.

Non-controlling interest

There is a non-controlling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Maya, Inca, Selini, Salamina, and the handysize vessels Byzantion and Bosporos. On May 19, 2021, the panamax tanker, Maya, was sold to a third party for net proceeds of $9.3 million, realizing a net loss of $4.1 million.

There was net loss attributable to the non-controlling interest in the second quarter of 2021 amounting to $1.2 million, compared to a net income of $1.8 million in the prior year second quarter. For the six months ended June 30, 2021, the net loss attributable to the non-controlling interest was $1.2 million and for the equivalent period of 2020 the net income attributable to the non-controlling interest was $2.6 million. On February 1, 2021, a portion of the Company’s Series G Convertible Preferred Shares were redeemed in exchange for Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping (the “Shyris Shipping Preferred Shares”). The Shyris Shipping Preferred Shares are entitled to receive cumulative semi-annual dividends from Shyris Shipping at a rate of 7.50% per annum, affecting the net loss (income) attributable to non-controlling interest by $0.6 million.

Net (loss) income

As a result of the foregoing, the net loss attributable to Tsakos Energy Navigation Limited for the second quarter of 2021 was $27.9 million, or $1.49 loss per share basic and diluted, taking into account the impact of preferred stock dividends of $8.2 million, compared to net income of $20.4 million, or $1.07 earnings per share basic and diluted, after preferred share dividends of $9.4 million and undistributed income to Series G Convertible Preferred Share participants of $1.7 million for the second quarter of 2020. The net loss attributable to Tsakos Energy Navigation Limited for the six months ended June 30, 2021 was $42.6 million, or $2.31 loss per share basic and diluted, including the effect of cumulative dividends on our preferred shares of $16.4 million and deemed dividend on partially redeemed Series G Convertible Preferred Shares of $1.7 million, compared to $31.4 million net income, or $1.64 earnings per share basic and diluted, including the effect of preferred share dividends of $19.1 million and undistributed income to Series G Convertible Preferred Share participants of $2.2 million for the six months ended June 30, 2020.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our new building commitments, other expected capital expenditure on dry-dockings and vessel acquisitions will require us to expend cash in the remainder of 2021 and in future years. Net cash flow generated by operations is the main source of liquidity. Apart from the possibility of issuing further equity, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of specific vessels.

With the current cash holdings and the number of vessels on time charter and considering that market conditions remain relatively stable throughout the remainder of 2021 and 2022, the Company’s financial resources, including the cash expected to be generated within the year, will be sufficient to meet liquidity and working capital needs for the next twelve months, taking into account existing capital commitments and debt service requirements. If market conditions worsen significantly due to the current pandemic of COVID-19, then the Company’s cash resources may decline to a level that may put at risk the Company’s ability to service timely its debt and capital expenditure commitments. In order to avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above. See “the Impact of COVID-19 on our business” below.

9

Working capital (non-restricted net current assets) amounted to a negative $117.0 million as of June 30, 2021, compared to a negative $74.5 million as of December 31, 2020, respectively. The increase is mainly attributed to lower cash and cash equivalents. The increase in the current portion of obligations under operating leases, attributed to the sale and lease back transaction for the additional aframax tanker Sakura Princess and two of our suezmax vessels, Arctic and Antarctic, contributed to the increase of current liabilities.

Current assets decreased to $237.1 million at June 30, 2021 from $321.5 million at December 31, 2020, mainly due to zero vessels accounted for as held for sale compared to two vessels at December 31, 2020 and the decrease in cash and cash equivalents during the six-month period. Current liabilities decreased to $341.7 million at June 30, 2021 from $382.0 million at December 31, 2020, mainly due to the decrease in the current portion of debt which relates to the sale of two vessels during the first six months of 2021 and the decrease of unearned revenue. The increase in payables due to the number of vessels underwent dry-docking is partially offset by the decrease of accrued liabilities.

Net cash from operating activities was $30.6 million in the six-month period ended June 30, 2021, compared to $142.1 million in the first six months of 2020. The $111.5 million decrease is primarily attributable to a softer tanker market with lower TCE rates which contributed to a decrease in voyage revenues by $94.2 million as more fully described in the paragraph “Voyage Revenues” in the “Results of operations” above. Total cash expenditure on voyage expenses, operating expenses, charter-in costs, G&A expenses, finance expenses, net of interest income and other, net expenses amounted to $230.8 million during the first six months of 2021, compared to $212.2 million in the first six months of 2020, an increase of $18.6 million or 8.8%. The expense movements are fully described in the respective paragraphs in the “Results of operations” above. Inventories, mainly consisting of bunker fuel, increased by $2.9 million in the first half of 2021, with a $1.1 million positive turnaround compared to the six-month period ended June 30, 2020, as the number of vessels operating in the spot market increased. Unearned revenue, arising from collection of time-charter hire during the second quarter of 2021 for services not rendered, decreased by $4.3 million due to a decreased number of vessels operating on time-charter, compared to a $3.0 million increase in the first half of 2020 as several charterers paid hire in advance. Payments for dry-docking expenses increased by $12.1 million in the first half of 2021 due to eight vessels undergoing its scheduled drydock compared to only one handysize vessel during the six-month period ended June 30, 2020. Accrued liabilities and payables increased by $6.2 million in the six months ended June 30, 2021, due to payments made to shipyards, compared to a decrease of $13.0 million in the six months ended June 30, 2020. Receivables and advances increased by $0.5 million in the six months ended June 30, 2021, compared to a decrease in receivables of $5.5 million in the first six months of 2020, a $6.0 million reduced collectability on rates. During the six-month period ended June 30, 2020, the Company deposited cash collateral of $5.6 million related to its derivative instruments, which was decreased by $0.2 million during the equivalent period of 2021. Net cash provided by operating activities increased to $18.2 million in the second quarter of 2021, compared to $84.6 million in the previous year’s second quarter. The $66.5 million decrease is primarily attributable to the decrease in voyage revenues by $54.4 million, or 28.5%, due to a softer tanker market with lower charter rates.

Net cash provided by investing activities was $40.6 million for the second quarter of 2021, compared to $6.4 million used for the equivalent period of 2020. Net cash provided by investing activities was $20.6 million for the six months ended June 30, 2021, compared to $16.1 million provided by investing activities during the six months ended June 30, 2020. The cash inflow from investing activities was generated by the sale of two suezmax vessels, Arctic and Antarctic, which were chartered back by us, and the panamax tanker, Maya, for net proceeds of $53.2 million during the second quarter of 2021. Cash outflow from investing activities during the first six months of 2021 was due to yard installments and expenses for two vessels under construction, one LNG carrier and one DP2 shuttle tanker, amounting to $19.6 million and $9.5 million, respectively, and $3.6 million for improvements on existing vessels. For the first half of 2020, cash outflow from investing activities related to payments for three vessels under construction amounting to $24.5 million, $31.6 million for the acquisition of the aframax vessel, Caribbean Voyager, and $1.3 million for improvements on existing vessels. As at June 30, 2021, the Company had two vessels under construction and the remaining yard installments to be paid for those vessels amounted to $209.7 million ($9.3 million in the second half of 2021 and $200.4 million in 2022), the majority of which will be covered through secured debt that we have arranged or that we expect to arrange. On September 2, 2021, the Company signed shipbuilding contracts for the construction of four dual-fueled LNG powered aframax tankers from Daehan Shipbuilding Corporation for an aggregate price of $296.0 million ($14.8 million in 2021, $44.4 million in 2022 and $236.8 million in 2023), which we expect to finance with a combination of cash on hand, cash from operations and secured debt we will seek to arrange.

Net cash used in financing activities was $84.0 million for the first half of 2021, compared to $99.4 million used during the prior year first half. During the first half of 2021, the Company drew down $23.1 million for the financing of two under construction vessels and $44.5 million for the refinancing of the existing loan for the aframax tankers Maria Princess, Nippon Princess, and Ise Princess. In addition, the Company paid in scheduled installments the amount of $85.4 million and prepaid the amount of $32.3 million due to the sale of the vessels, Arctic, Antarctic, Maya and the amount of $36.5 million as part of the refinancing. Proceeds from new bank loans in the first half of 2020 amounted to $102.0 million and repayments of debt amounted to $176.7 million. Total debt outstanding decreased from $1.51 billion at December 31, 2020, to $1.42 billion at June 30, 2021. The debt to capital (equity plus debt) ratio was 51.0% at June 30, 2021 (or 48.4% on a net of cash basis). Cash inflow from financing activities was partially offset by funds expended under the stock repurchase program. During the first half of 2021 and 2020, the Company acquired 19,836 and 413,533 common shares, respectively, as treasury stock for a total amount of $0.2 million and $5.1 million, respectively.

On May 5, 2021, the Board of Directors of the Company authorized the issuance and sale of up to $50,000,000 of the Company’s common shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares pursuant to an at-the-market equity distribution program under a prospectus filed with the SEC on May 5, 2021. During the first half of 2021, the Company sold 320,599 common shares from its treasury stock, 11,411 of its Series D Preferred Shares, 33,188 of its Series E Preferred Shares, 184,585 of its Series F Preferred Shares and issued and sold 1,243,337 of its common shares for net proceeds of $19.6 million. Subsequent to June 30, 2021, the Company sold 79,031 of its Series D Preferred Shares, 110,520 of its Series E Preferred Shares, 555,743 of its Series F Preferred Shares and issued and sold 694,903 of its common shares for a total amount of $24.6 million. During the first half of 2020, the Company issued 172,227 common shares for net proceeds of $3.5 million.

10

On February 1, 2021, and April 30, 2021, the Company paid dividends of $0.59375 per share, $7.1 million in aggregate, on its 9.50% Series F Preferred Shares. On July 30, 2021, the Company paid dividends of $0.59375 per share on its 9.50% Series F Preferred Shares.  On January 30, 2020, and April 30, 2020, the Company paid dividends of $0.55469 per share, $2.2 million in total, on its 8.875% Series C Preferred Shares and $0.59375 per share, $7.1 million in total, on its 9.50% Series F Preferred Shares.

On March 1, 2021, and May 28, 2021, the Company paid dividends of $0.54687 per share, $3.8 million in total, on its 8.75% Series D Preferred Shares and $0.57812 per share $5.3 million in total, on its Series E Preferred Shares. On August 30, 2021, the Company paid dividends of $0.54687 per share on its 8.75% Series D Preferred Shares and $0.57812 per share on its 9.25% Series E Preferred Shares, respectively. On February 28, 2020, and May 29, 2020, the Company paid dividends of $0.54687 per share, $3.7 million in total, on its 8.75% Series D Preferred Shares and $0.57812 per share $5.3 million in total, on its Series E Preferred Shares.

On June 29, 2021, the Company declared a dividend of $0.10 per common share, which was paid on July 20, 2021.

On June 26, 2020, the Company paid a dividend of $0.375 per common share, or $7.1 million in total, to common shareholders and $0.7 million in total to Series G Convertible Preferred shareholders, which participate in dividends paid on the common shares.

The Company continues to be fully compliant with its scheduled debt service requirements, repaying capital and paying interest promptly in accordance with respective bank agreements without fail. As a percentage of total liabilities against total assets at fair value, our consolidated leverage (a non-GAAP measure) as computed in accordance with our loan agreements at June 30, 2021 was below the loan covenant maximum of 70%, which is applicable to all the above loans on a fleet and total liabilities basis. As at June 30, 2021, the Company and its wholly and majority owned subsidiaries were compliant with the financial covenants in its thirty-one loan agreements totaling $1.42 billion. See Note 6, Long Term Debt, to our unaudited consolidated financial statements included elsewhere in this report.

Impact of COVID-19 on our Business

The impact of the COVID-19 pandemic continues to unfold and it may continue to negatively affect the global economy and energy consumption which may have a negative effect on the Company’s business, financial performance and the results of its operations. As discussed above, the impact of the COVID-19 pandemic has negatively impacted demand for oil in 2020 and 2021, negatively affecting crude and product tankers rates beginning in the third quarter of 2020 and continuing throughout 2021, as well as, until recently, LNG carrier charter rates. A continued slowdown in the global economy and demand for oil may continue to result in weak demand for seaborne transportation of oil and oil products and in turn charter rates for our vessels not fixed on long-term fixed-rate charters, the extent of which will depend largely on future developments. Travel restrictions imposed on a global level ad repatriation difficulties also caused disruptions in scheduled crew changes on our vessel, and result in increased crew traveling costs, and delays in carrying out of certain hull repairs and maintenance during 2020 and the first nine months of 2021, which disruptions and increased crew-related costs could also continue to affect our operations.

11

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2021 AND DECEMBER 31, 2020

(Expressed in thousands of U.S. Dollars - except share and per share data)

	June 30, 2021	December 31, 2020

	(UNAUDITED)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$ 128,851	$ 160,475
Restricted cash	10,059	11,296
Margin deposits (Note 12)	5,936	6,153
Accounts receivable	26,242	25,273
Capitalized voyage expenses	1,061	1,601
Due from related companies (Note 2)	22,405	20,786
Advances and other	15,855	18,019
Vessels held for sale (Note 4)	—	54,000
Inventories	24,721	21,813
Prepaid insurance and other	1,161	1,416
Current portion of financial instruments-Fair value (Notes 7,12)	768	642

Total current assets	237,059	321,474

FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Notes 7,12)	513	—
RIGHT OF USE ASSET UNDER OPERATING LEASES (Note 4)	103,900	67,110
LONG TERM RECEIVABLES (Note 4)	35,570	27,294
FIXED ASSETS (Note 4)
Advances for vessels under construction	78,071	49,030
Vessels	3,590,023	3,618,309
Accumulated depreciation	(1,048,071)	(1,003,197)

Vessels’ Net Book Value	2,541,952	2,615,112

Total fixed assets	2,620,023	2,664,142

DEFERRED CHARGES AND LEASEHOLD IMPROVEMENTS, net (Note 5)	38,432	32,255

Total assets	$3,035,497	$ 3,112,275

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$ 182,448	$ 232,428
Payables	64,027	55,291
Due to related companies (Note 2)	4,685	4,003
Dividends payable	2,032	—
Accrued liabilities	37,337	40,551
Unearned revenue (Note 3)	8,341	12,623
Current portion of obligations under operating leases (Note 4)	30,345	20,976
Current portion of financial liability (Note 4)	980	905
Current portion of financial instruments - Fair value (Notes 7,12)	11,452	15,263

Total current liabilities	341,647	382,040

LONG-TERM DEBT, net of current portion (Note 6)	1,232,609	1,267,929
LONG-TERM OBLIGATIONS UNDER OPERATING LEASES (Note 4)	73,555	46,134
FINANCIAL LIABILITY, net of current portion	3,703	4,243
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Notes 7,12)	15,730	30,111
STOCKHOLDERS’ EQUITY (Note 8):
Preferred shares, $ 1.00 par value; 25,000,000 shares authorized and 3,436,214 Series D Preferred Shares, 4,633,188 Series E Preferred Shares, 6,184,585 Series F Preferred Shares and 816,349 Series G Convertible Preferred Shares issued and outstanding at June 30, 2021 and 3,424,803 Series D Preferred Shares, 4,600,000 Series E Preferred Shares, 6,000,000 Series F Preferred Shares and 2,615,000 Series G Convertible Preferred Shares issued and outstanding at December 31, 2020	15,070	16,640
Common shares, $ 5.00 par value; 35,000,000 shares authorized at June 30, 2021 and December 31, 2020; 20,437,952 shares issued and 19,759,779 shares outstanding at June 30, 2021 and 19,194,615 shares issued and 18,215,679 outstanding at December 31, 2020, respectively	102,190	95,973
Additional paid-in capital	943,812	949,090
Cost of treasury stock	(6,791)	(9,834)
Accumulated other comprehensive loss	(26,531)	(36,994)
Retained earnings	294,089	338,800

Total Tsakos Energy Navigation Limited stockholders’ equity	1,321,839	1,353,675
Non-controlling Interest	46,414	28,143

Total stockholders’ equity	1,368,253	1,381,818

Total liabilities and stockholders’ equity	$3,035,497	$3,112,275

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 12

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020

(Expressed in thousands of U.S. Dollars - except share and per share data)

Three months ended June 30

	2021	2020

VOYAGE REVENUES (Note 3):	$ 136,415	$ 190,770
EXPENSES:
Voyage expenses	47,567	35,412
Charter hire expense	6,325	5,421
Vessel operating expenses	46,169	42,705
Depreciation and amortization	35,798	34,503
General and administrative expenses	7,627	7,665
Loss on sale of vessels (Note 4)	5,817	4,688
Impairment charges (Note 4)	-	13,450

Total expenses	149,303	143,844

Operating (loss) income	(12,888)	46,926

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(7,525)	(13,881)
Interest income	200	120
Other, net	(80)	108

Total other expenses, net	(7,405)	(13,653)

Net (loss) income	(20,293)	33,273
Less: Net loss (income) attributable to the non-controlling interest	629	(1,794)

Net (loss) income attributable to Tsakos Energy Navigation Limited	$ (19,664)	$ 31,479

Effect of preferred dividends	(8,230)	(9,422)
Undistributed income to Series G participants	—	(1,653)
Net (loss) income attributable to common stockholders of Tsakos Energy Navigation Limited	(27,894)	20,404
(Loss) earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited common stockholders	$ (1.49)	$ 1.07

Weighted average number of shares, basic and diluted	18,660,333	19,087,556

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 13

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Expressed in thousands of U.S. Dollars - except share and per share data)

Six months ended June 30

	2021	2020

VOYAGE REVENUES (Note 3):	$ 275,429	$ 369,669
EXPENSES:
Voyage expenses	94,866	68,120
Charter hire expense	12,443	10,561
Vessel operating expenses	87,652	88,194
Depreciation and amortization	70,850	69,331
General and administrative expenses	14,471	15,269
Loss on sale of vessels (Note 4)	5,817	3,050
Impairment charges (Note 4)	-	13,450

Total expenses	286,099	267,975

Operating (loss) income	(10,670)	101,694

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(14,568)	(47,474)
Interest income	327	511
Other, net	(192)	517

Total other expenses, net	(14,433)	(46,446)

Net (loss) income	(25,103)	55,248
Less: Net loss (income) attributable to the non-controlling interest	618	(2,545)
Net (loss) income attributable to Tsakos Energy Navigation Limited	$ (24,485)	$ 52,703

Effect of preferred dividends	(16,379)	(19,064)
Undistributed income to Series G participants	—	(2,219)
Deemed dividend on partially redeemed Series G Convertible Preferred Shares	(1,713)	—
Net (loss) income attributable to common stockholders of Tsakos Energy Navigation Limited	(42,577)	31,420
(Loss) Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited common stockholders	$ (2.31)	$ 1.64

Weighted average number of shares, basic and diluted	18,433,070	19,105,159

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 14

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE (LOSS) INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2021, AND 2020

(Expressed in thousands of U.S. Dollars)

Three months ended June 30

	2021	2020

Net (loss) income	$ (20,293)	$ 33,273
Other comprehensive (loss) income
Unrealized gain (loss) from hedging financial instruments
Unrealized income (loss) on interest rate swaps, net (Note 9)	860	(2,052)

Comprehensive (loss) income	(19,433)	31,221

Less: comprehensive loss (income) attributable to the non-controlling interest	629	(1,794)

Comprehensive (loss) income attributable to Tsakos Energy Navigation Limited	$ (18,804)	$ 29,427

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 15

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE (LOSS) INCOME (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2021, AND 2020

(Expressed in thousands of U.S. Dollars)

Six months ended June 30

	2021	2020

Net (loss) income	$ (25,103)	$ 55,248
Other Comprehensive (Loss) Income
Unrealized gain (loss) from hedging financial instruments
Unrealized income (loss) on interest rate swaps, net (Note 9)	10,463	(24,320)

Comprehensive (loss) income	(14,640)	30,928

Less: comprehensive loss (income) attributable to the non-controlling interest	618	(2,545)

Comprehensive (loss) income attributable to Tsakos Energy Navigation Limited	$ (14,022)	$ 28,383

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 16

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2021, AND 2020

(Expressed in thousands of U.S. Dollars - except share and per share data

				Treasury stock
	Preferred Shares	Common Shares	Additional Paid-in Capital	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Loss	Tsakos Energy Navigation Limited	Non- controlling Interest	Total Stockholders’ Equity
BALANCE, January 1, 2020	$ 18,650	$ 95,079	$ 992,020	–	–	$ 364,000	$ (18,353)	$ 1,451,396	$ 20,923	$ 1,472,319
Net income						52,703		52,703	2,545	55,248
-Capital contribution from non-controlling interest owners to subsidiary									4,000	4,000
-Sale of Common Shares		861	2,600					3,461		3,461
-Purchase of Treasury Stock				413,533	$(5,071)			(5,071)		(5,071)
-Conversion of Series G Convertible Preferred Shares	(10)	33	(23)			–		–		–
-Cash dividends paid ($0.375 per common share)						(7,102)		(7,102)		(7,102)
-Dividends paid on Series C preferred shares						(2,219)		(2,219)		(2,219)
-Dividends paid on Series D preferred shares						(3,747)		(3,747)		(3,747)
-Dividends paid on Series E preferred shares						(5,319)		(5,319)		(5,319)
-Dividends paid on Series F preferred shares						(7,125)		(7,125)		(7,125)
-Dividends paid on Series G preferred shares						(654)		(654)		(654)
-Other comprehensive loss							(24,320)	(24,320)		(24,320)

BALANCE June 30, 2020	$ 18,640	$ 95,973	$ 994,597	413,533	$ (5,071)	$ 390,537	$ (42,673)	$ 1,452,003	$ 27,468	$ 1,479,471

				Treasury stock
	Preferred Shares	Common Shares	Additional Paid-in Capital	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Non- controlling Interest	Total Stockholders’ Equity
BALANCE, January 1, 2021	$16,640	$ 95,973	$ 949,090	978,936	$(9,834)	$ 338,800	$ (36,994)	$ 1,353,675	$ 28,143	$ 1,381,818
Net loss						(24,485)		(24,485)	(618)	(25,103)
-Purchases of Treasury Stock				19,836	$(168)			(168)		(168)
-Partial redemption of Series G Convertible Preferred Shares	(1,799)		(15,487)			(1,714)		(19,000)	19,000	–
-Sale of Common and Treasury Shares		6,217	4,819	(320,599)	3,211	(273)		13,974		$ 13,974
-Sale of Series D Preferred Shares	11		269					280		280
-Sale of Series E Preferred Shares	33		781					814		814
-Sale of Series F Preferred Shares	185		4,340					4,525		4,525
-Cash dividends declared ($0.10 per common share)						(1,978)		(1,978)		(1,978)
-Dividends paid on Class B preferred shares									(111)	(111)
-Dividends paid on Series D preferred shares						(3,752)		(3,752)		(3,752)
-Dividends paid on Series E preferred shares						(5,330)		(5,330)		(5,330)
-Dividends paid on Series F preferred shares						(7,125)		(7,125)		(7,125)
-Dividends declared on Series G preferred shares						(54)		(54)		(54)
-Other comprehensive income							10,463	10,463		10,463

BALANCE June 30, 2021	$ 15,070	$ 102,190	$ 943,812	678,173	$ (6,791)	$ 294,089	$ (26,531)	$ 1,321,839	$ 46,414	$ 1,368,253

  The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 17

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Expressed in thousands of U.S. Dollars)

Six months ended June 30

	2021	2020

Cash Flows from Operating Activities:
Net (loss) income	$ (25,103)	$ 55,248
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	63,412	64,230
Amortization of deferred dry-docking costs	7,438	5,101
Amortization of loan fees	1,822	1,867
Interest expense on long-term receivable, net	227	1,948
Change in fair value of derivative instruments	(9,015)	12,554
Loss on sale of vessel	5,817	3,050
Impairment charges	-	13,450
Payments for dry-docking	(13,616)	(1,533)
(Increase) Decrease in:
Accounts receivable	(429)	5,549
Margin deposits	217	(5,617)
Inventories	(2,908)	(1,833)
Prepaid insurance and other	255	(1,480)
Capitalized voyage expenses	540	(390)
Increase (Decrease) in:
Payables	9,424	(3,700)
Accrued liabilities	(3,214)	(9,321)
Unearned revenue	(4,282)	2,956

Net Cash provided by Operating Activities	30,585	142,079

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(29,045)	(24,491)
Vessel acquisitions and/or improvements	(3,611)	(32,931)
Proceeds from sale of vessels	53,224	73,525

Net Cash provided by Investing Activities	20,568	16,103

Cash Flows from Financing Activities:
Proceeds from long-term debt	67,644	101,978
Financing costs	(623)	(908)
Payments of long-term debt	(154,142)	(176,694)
Purchase of treasury stock, net	(168)	(5,071)
Proceeds from stock issuance program and sale of treasury stock, net	13,974	3,461
Proceeds from preferred stock issuance program, net	5,619	-
Cash dividends	(16,318)	(26,166)
Capital contribution from non-controlling interest to subsidiary	-	4,000

Net Cash used in Financing Activities	(84,014)	(99,400)

Net (decrease) increase in cash and cash equivalents and restricted cash	(32,861)	58,782
Cash and cash equivalents and restricted cash at beginning of period	171,771	197,770

Cash and cash equivalents and restricted cash at end of period	$138,910	$ 256,552

Reconciliation of cash, cash equivalents and restricted cash:
Current Assets:
Cash and cash equivalents	128,851	244,497
Restricted cash	10,059	12,055
Total Cash and cash equivalents and restricted cash	138,910	256,552

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 18

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.        Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements of Tsakos Energy Navigation Limited (the “Holding Company”) and subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the six months ended June 30, 2021, are not necessarily indicative of the results that may be expected for the year ending December 31, 2021.

The consolidated balance sheet as of December 31, 2020, has been derived from the audited consolidated financial statements included in the Company’s annual report on Form 20-F filed with the SEC on April 16, 2021 (“Annual Report”), but does not include all of the footnotes required by U.S. GAAP for complete financial statements.

Impact of COVID-19 on the Company’s Business

 The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

 The impact of the COVID-19 pandemic continues to unfold and it may continue to negatively affect the global economy and demand for oil which may have a negative effect on the Company’s business, financial performance and the results of its operations, including due to any continued weakness in demand for seaborne transportation of oil and oil products and LNG, and in turn charter rates, the extent of which will depend largely on future developments. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

Significant Accounting Policies

A discussion of the Company’s significant accounting policies can be found in Note 1 of the Company’s consolidated financial statements included in the Annual Report. There have been no material changes to these policies in the six-month period ended June 30, 2021, except as discussed below: Accounting for Revenue and Expenses: Voyage revenues are generated from voyage charter agreements and contracts of affreightment, bareboat charter agreements, time charter agreements (including profit share clauses) or pooling arrangements. The Company’s revenue and expenses related significant accounting policies remain unchanged as these can be found in Note 1 of the Company’s consolidated financial statements in the Annual Report except for the below:

Pooling arrangements: The Company's contract revenues from pooling arrangements are governed by ASU 2016-02 (ASC 842) “Leases”. For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company's vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel's age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided, and the collectability is reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. The Company recognizes net pool revenue on a monthly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on pool statements. Revenue from vessels operating in pooling arrangements amounted to $1,982 and $2,207 for the three- and six-month periods ended June 30, 2021, respectively. No such revenue was recognized in the corresponding periods of prior year.

F- 19

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

New Accounting Pronouncements—Not Yet Adopted:In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope. The ASU clarifies that all derivative instruments affected by changes to the interest rates used for discounting, margining or contract price alignment due to reference rate reform are in the scope of ASC 848. As such, entities may apply certain optional expedients in ASC 848 to derivative instruments that do not reference LIBOR, or another rate expected to be discontinued as a result of reference rate reform if there is a change to the interest rate used for discounting, margining or contract price alignment. In addition, the ASU clarifies other aspects of the guidance in ASC 848 and provides new guidance on how to address the effects of the cash compensation adjustment that is provided as part of the above change on, certain aspects of hedge accounting. The ASU is effective for all entities as of January 7, 2021, allows for retrospective or prospective application with certain conditions, and generally can be applied through December 31, 2022. The Company has not adopted the ASU as of June 30, 2021. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). The ASU addresses the diversity in practice in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (e.g., warrants) that remain equity classified after modification or exchange. Under the guidance, an issuer determines the accounting for the modification or exchange based on whether the transaction was done to issue equity, to issue or modify debt or for other reasons. The ASU is effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but entities need to apply the guidance as of the beginning of the fiscal year that includes the interim period in which they choose to early adopt the guidance. The guidance is applied prospectively to all modifications or exchanges that occur on or after the date of adoption. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures. In July 2021, the FASB issued ASU No. 2021-05 Leases (Topic 842): Lessors-Certain Leases with Variable Lease Payments. The ASU amends the lessor lease classification guidance in ASC 842 for leases that include any amount of variable lease payments that are not based on an index or rate. If such a lease meets the criteria in ASC 842-10-25-2 through 25-3 for classification as either a sales-type or direct financing lease, and application of the sales-type or direct financing lease recognition guidance would result in recognition of a selling loss, then the amendments require the lessor to classify the lease as an operating lease. For public business entities that have adopted ASC 842 as of July 19, 2021, the amendments in ASU 2021-05 are effective for fiscal years beginning after December 15, 2021 and for interim periods within those fiscal years. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

F- 20

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.       Transactions with Related Parties

(a)      Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee, which may be adjusted per the Management Agreement of March 8, 2007, effective from January 1, 2008, at the beginning of each year, in accordance with the terms of the Management Agreement, if both parties agree. The monthly fees include fees which are paid to the technical managers on a monthly basis, including third-party managers for the LNG carriers Maria Energy, Neo Energy, the VLCCs Ulysses, Hercules I, the aframax tankers Sapporo Princess and Maria Princess and the suezmax tanker Eurochampion 2004. The Management Company, for services rendered, charged $5,100 for the second quarter of 2021 and $5,076 for the prior year second quarter. Charges for the first half of 2021 and 2020 amounted to $10,204 for each of both periods.

In addition to the management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. The amount of $1,500 was accounted in the first six months of 2020 and is included in General and Administrative expenses in the accompanying interim Consolidated Statements of Comprehensive (Loss) Income. No such award was granted in the first six months of 2021.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director is elected to the Holding Company without the recommendation of the existing Board of Directors, the Holding Company would be obligated to pay the Management Company an amount calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery, as at June 30, 2021, are $10,309 for the remainder of 2021, $20,877 for 2022, $20,479 for each of 2023 and 2024, $20,018 for 2025, and $101,748 from 2026 to 2031.

Management fees for vessels are included in General and administrative expenses in the accompanying interim Consolidated Statements of Comprehensive (Loss) Income. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.4. During the six months ended June 30, 2021, and June 30, 2020, $245 and $371, respectively were charged and accounted for as part of construction costs for delivered vessels or included in Advances for vessels under construction. For the second quarter of 2021, the amount of $122 was charged, compared to $184 in the second quarter of 2020.

As of June 30, 2021, the amount due to the Management Company was $63 ($93 at December 31, 2020).

(b)    Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by related party interests and by a private German group. TCM, with the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on Company vessels. TCM for services rendered charged $488 for the second quarter of 2021 and $255 for the prior year second quarter. For the first half of 2021, charges amounted to $1,014 compared to $626 for the prior year first half.

As of June 30, 2021, the amount due from TCM was $22,405 ($20,693 at December 31, 2020), relating to vessel operating expenses to be incurred in the following month.

F- 21

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

TCM has a 25% share in a manning agency, located in the Philippines, named TCM Tsakos Maritime Philippines, which provides crew to certain of the Company’s vessels. The Company has no control or ownership directly in TCM Tsakos Maritime Philippines, nor had any direct transactions to date with the agency.

(c)   Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying interim Consolidated Statements of Comprehensive (Loss) Income. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge brokerage commissions. In the first half of 2021 and 2020, Tsakos Shipping charged for the sale of the panamax tanker Maya a brokerage commission of $96 and $245 for the sale of the panamax tanker Silia T and the handysize Didimon, respectively. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. In the first half of 2020, the amount of $500 in total, was charged for two newbuilding vessels, Caribbean Voyager and Mediterranean Voyager. In the first half of 2021, no such fee was charged.

Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company and are also shareholders and directors of the Holding Company.

Tsakos Shipping for services rendered charged $1,715 for the second quarter of 2021 compared to $2,389 for the prior year second quarter. For the first half of 2021, the charge amounted to $3,448 compared to $4,629 for the prior year first half. The amount due to Tsakos Shipping as of June 30, 2021, was $1,445 ($1,376 at December 31, 2020). There is also as of June 30, 2021, an amount of $318 ($317 at December 31, 2020) due to Tsakos Shipping, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(d)   Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurances through Argosy, a captive insurance company affiliated with Tsakos Shipping. For the second quarter of 2021, Argosy, for services rendered, charged $2,599 compared to $2,472 for the prior year quarter. For the first half of 2021, charges amounted to $4,791 compared to $4,727 for the prior year first half. The amount due to Argosy as at June 30, 2021, was $2,707 ($2,190 at December 31, 2020). There is also an amount of $298 ($1 at December 31, 2020) due to Argosy, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(e)   AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services. For the second quarter of 2021, AirMania, for services rendered, charged $1,443 compared to $319 in the prior year quarter. For the first half of 2021, charges amounted to $2,276 compared to $1,298 for the prior year first half.

The amount due to AirMania as of June 30, 2021, was $470 ($437 at December 31, 2020).

3.       Revenue from Contracts with Customers

Voyage charters and contracts of affreightment: Revenues from voyage charters and contracts of affreightment amounted to $63,311 and $81,232 for the second quarter of 2021 and 2020, respectively, and for the first half of 2021, amounted to $128,450 compared to $151,043 for the prior year first half.

Time, bareboat charters and pooling arrangements: Revenues from time charter hire arrangements amounted to $73,104 and $109,538 for the second quarter of 2021 and 2020, respectively, and for the first half of 2021, amounted to $146,979 compared to $218,626 for the prior year first half.

Unearned revenue: Unearned revenue represents cash received within the reporting period, for which related service has not been provided. It primary relates to charter hire paid in advance and to revenue resulting from charter agreements with varying rates. As of June 30, 2021, unearned revenue amounted to $8,341 ($12,623 as December 31, 2020).

4.       Vessels

Sale and Leaseback

On December 21, 2017, the Company entered into a five-year sale and leaseback agreement for each of the two suezmaxes, Eurochampion 2004 and Euronike. The agreed net sale price was $65,200. Under these leaseback agreements, there is a seller’s credit of $13,000 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. In accordance with ASC 842 the Company accounts for the transaction as an operating lease.

F- 22

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

On January 9, 2020, the Company entered into a new five-year sale and leaseback agreement for each of the two suezmaxes, Archangel and Alaska. The agreed net sale price was $61,070. Under these leaseback agreements, there is a seller’s credit of $11,800 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. In accordance with ASC 842 the Company accounts for the transaction as an operating lease.

On December 21, 2020, the Company commenced a new five-year sale and leaseback agreement for the aframax, Sakura Princess. The agreed net sale price was $24,527. Under this leaseback agreement, there is a seller’s credit of $4,425 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessel during the charter period. In accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease. Upon execution of the sale and leaseback of the aframax tanker, Sakura Princess, the Company recognized a financial liability amounting to $5,148, being the difference between the sale price of the asset and its fair value, as per ASC 842-40.

On June 21, 2021, the Company commenced a new five-year sale and leaseback agreement for each of the two suezmaxes, Arctic and Antarctic. The agreed net sale price was $52,304. Under these leaseback agreements, there is a seller’s credit of $8,415 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessel during the charter period. In accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease.

The sale resulted in a loss of $1,696 in aggregate for both suezmaxes, which is included in Loss on sale of vessels in the accompanying interim Consolidated Statement of Comprehensive (Loss) Income. At June 30, 2021 and December 31, 2020, the Company has assessed the recoverability of the seller’s credits and there was no indication of impairment.

As at June 30, 2021, the Company recognized on its interim Consolidated Balance Sheet right-of-use asset of $47,403 for the two suezmaxes Arctic and Antarctic, $12,890 for the aframax tanker Sakura Princess, $32,295 for the two suezmaxes Archangel and Alaska, $11,312, for the two suezmaxes Eurochampion 2004 and Euronike, based on the present value of the future minimum lease payments and a corresponding obligation under operating leases for each of the seven right-of-use assets, respectively. The Company has not incurred any initial direct costs for the sale and leaseback transactions and has not performed any payments prior to the commencement date of the contracts. The leaseback agreements include three one-year option periods, following completion of the initial five-year charters, which are not recognized as part of the right-of-use asset and the obligation under operating leases.

The incremental borrowing rate used to determine the right-of-use asset and the obligations under operating leases was 5.45% for the sale and leaseback agreement each of the two suezmaxes, Eurochampion 2004 and Euronike, 4.41% for the sale and leaseback agreement each of the two suezmaxes, Archangel and Alaska, 3.15% for the sale and leaseback agreement of the aframax, Sakura Princess and 2.06% for the sale and leaseback agreement of the two suezmaxes Arctic and Antarctic and the respective weighted average remaining lease term was 1.48, 3.53, 4.48 and 4.99 years, respectively, as at June 30, 2021 and 1.97, 4.02 and 4.97 years, respectively, as at December 31, 2020. As at June 30, 2021 and December 31, 2020, both the right-of use asset and the corresponding obligation under operating leases were $103,900 (current portion $30,345 and non-current portion $73,555) and $67,110 (current portion $20,976 and non-current portion $46,134), respectively. The financial liability recognized for aframax Sakura Princess was $4,688 (current portion $980 and non-current portion $3,703) as of June 30, 2021.

Period/ Year	Lease Commitment
July 1 to December 31, 2021	$ 16,964
2022	33,895
2023	24,890
2024	24,890
2025-2026	19,228

Minimum net lease payments	$ 119,867
Less: present value discount	(15,967)

Total Obligations under operating leases and Financial liability (current and non-current portion)	$ 103,900

F- 23

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The Company has subleased the vessels and has recognized sublease revenue, net of voyage expenses of $2,372 and $14,935 for the second quarter of 2021 and 2020, respectively. The amount of $7,825 was recognized for the first half of 2021 compared to $24,117 in the prior year first half.

Acquisitions

On January 7, 2020, September 30, 2020 and November 10, 2020, the Company took delivery of the newbuilding aframax tanker, Caribbean Voyager and the suezmax tankers, Apollo Voyager and Artemis Voyager, respectively, for an aggregate of $197,845.

Vessels held for sale

As of June 30, 2021, there were no vessels held for sale.

At December 31, 2020, the Company considered that the suezmax tankers Arctic and Antarctic met the criteria to be classified as held for sale.

Sales

During the first half of 2021, the Company sold the panamax tanker, Maya, realizing a loss of $4,121, which is included in Loss on sale of vessels in the accompanying interim Consolidated Statement of Comprehensive (Loss) Income.

During the first half of 2020, the Company sold its suezmax tanker, Silia T (previously classified as held for sale), and its handysize vessel, Didimon, realizing a net loss of $3,050, which is separately reflected in the accompanying interim Consolidated Statement of Comprehensive (Loss) Income.

Impairment

As of June 30, 2021, the Company reviewed the carrying amount in connection with the estimated recoverable amount and probability of sale for each of its vessels, vessels under construction and right-of-use-assets. This review did not indicate an impairment charge.

As of June 30, 2020, the Company decided not to sell Izumo Princess, which was previously classified as held for sale and reclassified it as held and used. The carrying amount written down to $22,750 consists of the lower of its carrying amount, adjusted for any depreciation that would have been recognized had the vessel been continuously classified as held and used and its fair value as of June 30, 2020, resulting in an impairment charge of $2,750. As of June 30, 2020, the Company classified the aframax tanker Sakura Princess as held for sale and was written down to $22,750, based on the lower of the carrying amount and Level 1 inputs indicative of the vessel’s sales price less cost to sell. The resulting impairment charge was $10,700.  The above resulted in an aggregate impairment charge of $13,450, recorded during the first half of 2020, and included in Impairment charges in the accompanying interim Consolidated Statements of Comprehensive (Loss) Income.

5.       Deferred Charges and leasehold improvements

Deferred charges consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $30,533 and $27,021, at June 30, 2021 and December 31, 2020, respectively. Leasehold improvements for the four suezmaxes Eurochampion 2004, Euronike, Archangel and Alaska amounted to $7,899 and $5,234 at June 30, 2021 and December 31, 2020, respectively. Amortization of deferred dry-docking costs and of leasehold improvements is included in Depreciation and amortization in the accompanying interim Consolidated Statements of Comprehensive (Loss) Income.

F- 24

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.       Long-Term Debt

Facility	June 30, 2021	December 31, 2020
Term Bank Loans	1,423,296	1,509,794
Less: deferred finance costs, net	(8,239)	(9,437)

Total long-term debt	1,415,057	1,500,357
Less: current portion of debt	(184,777)	(235,082)
Add deferred finance costs, current portion	2,329	2,654

Total long-term portion, net of current portion and deferred finance costs	1,232,609	1,267,929

Term loan balances outstanding at June 30, 2021, amounted to $1,423,296. These bank loans are payable in U.S. Dollars in semi-annual installments, with balloon payments due at maturity between January 2022 and November 2030. Interest rates on the outstanding loans as of June 30, 2021, are based on LIBOR plus a spread. As of June 30, 2021, interest rates on these term bank loans ranged from 1.62% to 2.69%.

On January 15, 2021, the Company signed a new five-year and three-months loan agreement amounting to $44,500 to refinance the existing loan for the aframax tankers Maria Princess, Nippon Princess, and Ise Princess. On January 22, 2021, the Company drew down $44,500 and prepaid the total amount of $36,488. The new loan is repayable in ten semi-annual installments of $4,045.5, commencing three months after the drawdown date plus a last installment of $4,045.

On May 13, 2021, the Company signed a new seven-year loan agreement for $74,500 relating to the pre- and post-delivery financing of the shuttle tanker under construction. The loan is repayable in fourteen semi-annual installments of $2,069 commencing six months after the delivery of the vessel, plus a balloon of $45,528 payable together with the last installment.

On May 19, 2021, the Company prepaid the amount of $4,951 to lenders due to sale of its panamax tanker Maya.

On July 8, 2021, the Company signed a new five-year loan agreement amounting to $26,000 to refinance the existing loan for the panamax tanker Sunray. On July 13, 2021, the Company drew down the amount of $26,000 and prepaid the amount of $26,392. The new loan is repayable in ten semi-annual installments of $1,000, commencing six months after the drawdown date, plus a balloon of $16,000 payable together with the last installment.

On September 27, 2021, the Company signed a new four-year loan agreement amounting to $48,750 to refinance the existing loan for the handymax tankers, Artemis, Afrodite, Ariadne, Aris, Apollon and Ajax. On September 28, 2021, the Company drew down the amount of $48,750 and prepaid the amount of $30,370. The new loan is repayable in eight semi-annual installments of $3,500, commencing six months after the drawdown date, plus a balloon of $20,750 payable together with the last installment.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended June 30, 2021	2.05%	Six months ended June 30, 2021	2.08%
Three months ended June 30, 2020	3.20%	Six months ended June 30, 2020	3.51%

F- 25

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The above term bank loans are secured by first priority mortgages on all vessels, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant vessel-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends if an event of default has occurred, sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $110,909 at June 30, 2021 and $111,969 at December 31, 2020, a minimum consolidated leverage ratio, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. Three loan agreements require the Company to maintain throughout the security period, an aggregate credit balance in a deposit account of $3,100. One loan agreement requires a monthly pro rata transfer to a retention account of any principal due, but unpaid, amounted to $6,887 as of June 30, 2021.

As of June 30, 2021, the Company and its wholly and majority owned subsidiaries had thirty-one loan agreements, with an aggregate principal amount outstanding thereunder totaling $1,423,296. The Company fulfilled its requirements in respect of the financial covenants of all of its loan agreements as at June 30, 2021.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditure on dry-dockings and working capital.

The annual principal payments required to be made after June 30, 2021, are as follows:

Period/Year	Amount
July to December 2021	76,097
2022	202,532
2023	247,648
2024	303,072
2025	235,478
2026 and thereafter	358,469

1,423,296

7.       Interest and Finance Costs, net

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Interest expense	9,970	13,788	20,251	27,902
Less: Interest capitalized	(183)	(268)	(354)	(565)

Interest expense, net	9,787	13,520	19,897	27,337
Bunkers swap, put and call options cash settlements	17	1,958	464	3,494
Bunker put options premium, net	—	(429)	—	1,246
Amortization of loan fees	871	947	1,822	1,867
Bank charges	64	168	99	245
Discount of long-term receivables, net	482	(131)	528	1,948
Change in fair value of non-hedging financial instruments	(3,696)	(2,152)	(8,242)	11,337

Net total	7,525	13,881	14,568	47,474

F- 26

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

At June 30, 2021, the Company was committed to eleven floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $531,780, maturing from April 2023 through October 2027, on which it pays fixed rates averaging 1.87% and receives floating rates based on the six-month LIBOR (Note 12).

The interest rate swap agreements are designated and qualified as cash flow hedges, to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts.

The fair values of such financial instruments as of June 30, 2021, and December 31, 2020, in aggregate amounted to $25,595 (negative) and $36,183 (negative), respectively. The net amount of cash flow hedge losses at June 30, 2021, that is expected to be reclassified into earnings within the next twelve months is $8,471.

As of June 30, 2020, the Company held one interest rate swap that did not meet hedge accounting criteria, which was expired on July 7, 2020. The change in its fair value during the first half of 2020 has been included in Change in fair value of non-hedging financial instruments and amounted to a gain of $75.

As of December 31, 2020, the Company held three put option agreements to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. During the first half of June 30, 2021, the Company sold all three put option agreements and received cash of $35. The value of the put option agreements as of June 30, 2021, and December 31, 2020, was $zero and $207 (positive), respectively. The change in the fair values during the first half of 2021 and 2020 amounting to $207(negative) and $1,788(positive), respectively, have been included in Change in fair value of non-hedging financial instruments in the table above, as such agreements do not meet the hedging criteria. During the first half of 2020, the Company entered six put option agreements in order to reduce the losses of the bunker swap agreements. The Company paid a total premium of $1,675 and received $429.

As of June 30, 2021, and December 31, 2020, the Company held eighteen bunker swap agreements to hedge its exposure to bunker price fluctuations associated with the consumptions of bunkers by its vessels. The fair value of these instruments on June 30, 2021, and December 31, 2020, was $306 (negative) and $8,755 (negative), respectively. The changes in the fair values in the first half of 2021 and 2020 was $8,449 (positive) and $13,058 (negative), respectively, have been included in Change in fair value of non-hedging financial instruments in the table above.

During the first half of 2020, the Company held one call option which was expired on December 31, 2020. The change in the fair values during the first half of 2020 amounted to $142 (negative) and was included in Change in fair value of non-hedging financial instruments in the table above, as such agreements do not meet the hedging criteria.

8.     Stockholders’ Equity

On March 24, 2020, the Company announced that its Board of Directors had authorized a share repurchase program for its common and/or its preferred shares of up to $50,000. Shares may be purchased from time to time in open market or privately negotiated transactions, which may include derivative transactions, at times and prices that are considered to be appropriate by the Company and the program may be discontinued at any time.

On June 22, 2020, the Company announced a one-for-five (1-for-5) reverse stock split of the Company’s common shares which was approved by its shareholders at the annual meeting on May 28, 2020. The reverse stock split became effective on July 1, 2020. The par value of each common share was adjusted from $1.00 per common share to $5.00 per common share. The reverse share split affected all common shares and reduced the number of authorized common shares from 175,000,000 to 35,000,000 and the number of outstanding common shares of the Company from 94,005,410 to 18,801,108 as of July 1, 2020. In connection with these reverse stock split 33.2 fractional shares were cashed out. All share and per share amounts disclosed in the consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented.

During the first half of 2021, the Company acquired a treasury stock 19,836 common shares for a total amount of $168. As of June 30, 2020, the Company acquired as treasury stock, 413,533 common shares for a total amount of $5,071.

On May 5, 2021, the Board of Directors of the Company authorized the issuance and sale of up to $50,000 of the Company’s common shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares. During the first half of 2021, the Company sold 320,599 common shares from its treasury stock, 11,411 of its Series D Preferred Shares, 33,188 of its Series E Preferred Shares, 184,585 of its Series F Preferred Shares and issued 1,243,337 common shares for net proceeds of $19,592. During the first half of 2020, the Company issued 172,227 common shares for net proceeds of $3,461.

F- 27

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

On February 1, 2021, and April 30, 2021, the Company paid dividends of $0.59375 per share, $7,125 in aggregate, on its 9.50% Series F Preferred Shares. On January 30, 2020, and April 30, 2020, the Company paid dividends of $0.55469 per share, $2,219 in total, on its 8.875% Series C Preferred Shares and $0.59375 per share, $7,125 in total, on its 9.50% Series F Preferred Shares.

On March 1, 2021, and May 28, 2021, the Company paid dividends of $0.54687 per share, $3,752 in total, on its 8.75% Series D Preferred Shares and $0.57812 per share $5,330 in total, on its Series E Preferred Shares. On February 28, 2020, and May 29, 2020, the Company paid dividends of $0.54687 per share, $3,747 in total, on its 8.75% Series D Preferred Shares and $0.57812 per share $5,319 in total, on its Series E Preferred Shares.

On June 26, 2020, the Company paid a dividend of $0.375 per common share, of $7,102 in total, to common stockholders and $654 in total, to Series G shareholders.

On June 29, 2021, the Company declared a dividend of $0.10 per common share payable on July 20, 2021.

In the second quarter of 2020, Mare Success S.A, owned 51% by the Company, increased its paid-in capital by $8,163, of which $4,163 constituted the 51% portion contributed by the Company and the $4,000 constituted the 49% portion contributed by Polaris Oil Shipping Inc. (“Polaris”), an affiliate of Flopec Petrolera Ecuatoriana (“Flopec”). After the recapitalization, the shareholding of Mare Success S.A. remained at 51% owned by the Company and 49% owned by Polaris. The additional paid-in capital was made to finance part of the intragroup sale of vessels, in particular, the handysize tankers, Byzantion and Bosporos. During the second quarter of 2020, the Company transferred the net assets of Byzantion and Bosporos to Mare Success. S.A. The Company accounted for the transaction at the carrying amounts of the net assets.

In September 2019, the Company entered into a share purchase agreement for the private placement of 3,500,000 Series G Redeemable Convertible Perpetual Preferred Shares, par value $1.00 per share and liquidation preference $10.00 per share (the “Series G Convertible Preferred Shares”), at a purchase price of $10.00 per share, raising $33,984, net of structuring fee and other expenses. The Series G Convertible Preferred Shares have a stated coupon rate of 0%, subject to adjustment in the event of a cross-default or failure to redeem on any redemption date and participate on an as-converted basis in dividends declared and paid on the Company’s common shares.

The Series G Convertible Preferred Shares are convertible at any time, at the option of the holder, at a conversion price of $15.00 per share, representing a conversion rate of two-thirds of a common share per Series G Convertible Preferred Share.  All or a portion of the Series G Convertible Preferred Shares will automatically convert into common shares at the conversion rate if the trading price of the Company’s common shares exceed certain levels between 130% and 170% of the conversion price. The holders, however, will be prohibited from converting the Series G Convertible Preferred Shares into common shares to the extent that, as a result of such conversion, the holder would own more than 9.99% of the total number common shares then issued and outstanding, unless a 61-day notice is delivered to the Company.

The conversion price is subject to customary anti-dilution and other adjustments relating to the issuance of common shares as a dividend or the subdivision, combination, or reclassification of common shares into a greater or lesser number of common shares. The Company may also redeem in full or in part the Series G Convertible Preferred Shares prior to September 1, 2020, for cash, at the as-converted value of the Series G Convertible Preferred Shares, if the trading price of the common shares exceeds certain levels.

F- 28

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The Series G Convertible Preferred Shares did not generate a beneficial conversion feature (BCF) upon issuance as the fair value of the Company’s common shares was lower than the conversion price. The Series G Convertible Preferred Shares did not meet the criteria for mandatorily redeemable financial instruments. Additionally, the Company determined that the nature of the Series G Convertible Preferred Shares was more akin to an equity instrument and that the economic characteristics and risks of the embedded conversion options were clearly and closely related to the Series G Convertible Preferred Shares. As such, the conversion options were not required to be bifurcated from the equity host under ASC 815, Derivatives and Hedging. The Company also determined that the redemption call option did meet the definition of a derivative, but that the value of the derivative was zero due to the expectations under which the call option would be exercised. On September 1, 2020, the redemption call option expired unexercised.

On December 23, 2019, and January 15, 2020, 875,000 and 10,000 Series G Convertible Preferred Shares converted into 583,333 and 6,667 common shares, respectively.

The holders of the Series G Convertible Preferred Shares generally do not have voting rights. The Series G Convertible Preferred Shares rank pari passu with the Company’s other outstanding series of preferred shares and senior to the Company’s common shares with respect to dividend distributions and distributions upon any liquidation event.

On February 1, 2021 (the “Initial Redemption Date”), the Company redeemed 1,798,651 Series G Convertible Preferred Shares in exchange for 1,900,000 Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping Company S.A. (“Shyris Shipping”), a wholly owned subsidiary of the Company, par value $0.001 per share, each with a liquidation preference of $10.00 per share. The difference between the carrying value of the redeemed Series G Convertible Preferred shares and the fair value of the Shyris Shipping Company Preferred Shares, amounting to $1,713 was recognized as a deemed dividend to the holders of the Series G Convertible Preferred Shares, and has been considered in the calculation of Loss per Common Share in the first half of 2021 (Note 10).

The redemption price at which the Series G Convertible Preferred Shares exchanged was the higher of 95% of the as-converted value of the Series G Convertible Preferred Shares, based on a six-month volume weighted average price (“VWAP”) of the Company’s common shares, or a price providing for a return of 7.75% per annum on an actual/360-day basis on the Series G Convertible Preferred Shares, taking into account all dividends actually received on the Series G Convertible Preferred Shares. If certain limitations intended to ensure Shyris Shipping’s compliance with Section 883 of the Internal Revenue Code of 1986, as amended, cease to apply prior to the fifth anniversary of the Series G Closing Date, some or all of the Series G Convertible Preferred Shares that remain outstanding as of that date will be mandatorily redeemed for Shyris Shipping Preferred Shares (or to the extent the aggregate mandatory redemption price of such Series G Convertible Preferred Shares, together with all Series G Convertible Preferred Shares previously redeemed for Shyris Shipping Preferred Shares, exceeds $35,000, converted into common shares at the conversion rate (unless the Company elects to redeem such Series G Convertible Preferred Shares for cash). After the fifth anniversary of the share purchase agreement, any Series G Convertible Preferred Shares will automatically convert into the Company’s common shares at the conversion rate (unless the Company elects to redeem such Series G Convertible Preferred Shares for cash) or be redeemed for Shyris Shipping Preferred Shares. The Series G Convertible Preferred shareholders will also have the right to require the Company to redeem the Series G Convertible Preferred Shares for cash, in the event of non-compliance with certain requirements relating to Shyris Shipping. The Company had 816,349 Series G Redeemable Convertible Perpetual Preferred shares outstanding as of June 30, 2021.

The Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping (the “Shyris Shipping Preferred Shares”), are entitled to receive cumulative semi-annual dividends from Shyris Shipping at a rate of 7.50% per annum, payable in arrears on the 1st day of March and September of each year, as, when and if declared by the Shyris Shipping Board of Directors. Shyris Shipping paid the first dividend on the Shyris Shipping Preferred Shares amounting to $111 in the period ended June 30, 2021. As long as Shyris Preferred Shares are outstanding, Shyris Shipping cannot declare or pay dividends to the Company or incur additional indebtedness without the consent of the holder of Shyris Shipping Preferred Shares.

The initial liquidation preference of the Shyris Shipping Preferred Shares is $10.00 per share, subject to certain customary adjustments. Upon any liquidation or dissolution of Shyris Shipping, holders of Shyris Shipping Preferred Shares will be entitled to receive, on a pro rata basis, the liquidation preference of the Shyris Shipping Preferred Shares, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to Shyris Shipping creditors, before any distribution is made to or set aside for the holders of junior shares, including the common shares of Shyris Shipping owned by the Company.

F- 29

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The holders of the Shyris Shipping Preferred Shares have no right to vote on matters on which shareholders of the Company are entitled to vote. The holders of the Shyris Shipping Preferred Shares generally do not have any other voting rights, however, in the event that six semi-annual dividends, whether consecutive or not, payable on Shyris Shipping Preferred Shares are in arrears, the holders of Shyris Shipping Preferred Shares, will have the right, voting separately as a class, to elect one member of Shyris Shipping’s board of directors and the affirmative vote or consent of the holders of at least two-thirds of the outstanding Shyris Shipping Preferred Shares, voting as a single class, are required for Shyris Shipping to take certain actions.

The Shyris Shipping Preferred Shares are non-convertible and perpetual, and are redeemable by Shyris Shipping, in whole or in part, at redemption prices that decline over time from 112.5% to 100% of the deemed issuance price, plus any accrued and unpaid dividends. The Shyris Shipping Preferred Shares did not meet the criteria for mandatorily redeemable financial instruments and their value of $19,000 upon issuance was included in non-controlling interest in the accompanying interim Consolidated Balance Sheets as at June 30, 2021. Additionally, the Company determined that the economic characteristics and risks of the embedded redemption features were clearly and closely related to the host contract, apart from the feature discussed below.

If Shyris Shipping, directly or indirectly, sells or otherwise voluntarily disposes of a vessel, including any of the four conventional tankers its wholly-owned subsidiaries currently own, or a stake in any vessel owning company or causes a vessel to be damaged or a charter or management agreement relating to any vessel to be terminated or breached, then all net proceeds (after payment of related expenses and associated debt) received therefrom is required to be used to redeem Shyris Shipping Preferred Shares on a pro rata basis. The Company determined that the redemption feature did meet the definition of a derivative, but the fair value of the instrument is zero due to the expectations under which the feature would be exercised.

9.    Accumulated other comprehensive loss

In the first half of 2021 and 2020, accumulated other comprehensive loss decreased with unrealized income of $10,463, and increased with unrealized losses of $24,320, respectively, which resulted from changes in fair value of financial instruments.

10.   (Loss) earnings per Common Share

The Company calculates basic (loss) earnings per share in conformity with the two-class method required for companies with participating securities. The Company considered its Series G Convertible Preferred Shares to be participating securities as the holders are entitled to receive dividends on as-converted basis in the event that dividends are declared and paid on the Company’s common shares. The Company calculates diluted (loss) earnings per share using the most dilutive of the two-class method and the treasury stock method.

Under the two-class method, basic (loss) earnings per share is calculated by dividing the net (loss) income by the weighted-average number of common shares outstanding during the period, less shares subject to repurchase. Diluted (loss) earnings per share is computed by giving effect to all potentially dilutive common share equivalents outstanding for the period.

The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. Any remaining earnings would be distributed to the holders of common stock and the holders of the Series G Convertible Preferred Shares on a pro-rata basis assuming conversion of all Series G Convertible Preferred Shares into common shares. This participating security does not contractually require the holders of such shares to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to the Company’s participating security.

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Numerator
Net (loss) income attributable to Tsakos Energy Navigation Limited	(19,664)	31,479	(24,485)	52,703
Preferred share dividends Series C	—	(1,109)	—	(2,219)
Preferred share dividends Series D	(1,879)	(1,874)	(3,752)	(3,747)
Preferred share dividends Series E	(2,679)	(2,659)	(5,338)	(5,319)
Preferred share dividends Series F	(3,672)	(3,562)	(7,235)	(7,125)
Preferred share dividends, Convertible Series G	—	(218)	(54)	(654)
Undistributed income to Series G participants	—	(1,653)	—	(2,219)
Deemed dividend on partially redeemed Convertible Series G	—	—	(1,713)	—

Net (loss) income attributable to common stockholders of Tsakos Energy Navigation Limited	(27,894)	20,404	(42,577)	31,420

Denominator
Weighted average number of shares, basic and diluted	18,660,333	19,087,556	18,433,070	19,105,159
(Loss) earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited	$ (1.49)	$ 1.07	$ (2.31)	$ 1.64

F- 30

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

11.     Commitments and Contingencies

As of June 30, 2021, the Company had two vessels under construction, one shuttle tanker and one LNG carrier.

The total contracted amount remaining to be paid for the two vessels under construction plus the extra costs agreed as of June 30, 2021, were $209,667. The amount of $9,269 is due to be paid within the second half of 2021 and the amount of $200,398 in 2022.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Brazilian authorities have charged certain shipbrokers with various offenses in connection with charters entered into between a major state oil entity and various international shipowners.  In 2020, in parallel with U.S. Department of Justice and U.S. Securities and Exchange Commission investigations regarding whether the circumstances surrounding these charters, including the actions taken by these shipbrokers, constituted non-compliance with provisions of the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) applicable to the Company, the Company began investigating these matters. The Company is always committed to doing business in accordance with anti-corruption laws and is cooperating with these agencies.

Charters-out

The future minimum revenues of vessels in operation at June 30, 2021 and vessels scheduled to be delivered as per contractual terms before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Period/Year	Amount
July 1 to December 31, 2021	132,353
2022	223,143
2023	154,888
2024	114,125
2025	86,375
2026 to 2028	123,491

Minimum charter revenues	834,375

 These amounts do not assume any off-hire.

12.    Financial Instruments

(a)      Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans as described in Notes 6 and 7.

(b)      Concentration of credit risk: Financial instruments consists principally of cash, trade accounts receivable, long-term receivable and derivatives.

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties.

F- 31

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(c)      Fair value: The carrying amounts reflected in the accompanying interim Consolidated Balance Sheets of cash and cash equivalents, restricted cash, trade receivables, margin deposits, accounts payable and due from/to related parties, approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximates the recorded values, generally due to their variable interest rates. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term receivable and estimates that the amount presented on the accompanying interim Consolidated Balance Sheets approximates the amount that is expected to be received by the Company at the end of the non-cancellable lease period.

The fair values of the interest rate swap agreements, bunker swap agreements, call option agreements and put option agreements discussed in Note 7 above, are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The estimated fair values of the Company’s financial instruments, other than derivatives as of June 30, 2021, and December 31, 2020, are as follows:

	Carrying Amount June 30, 2021	Fair Value June 30, 2021	Carrying Amount December 31, 2020	Fair Value December 31, 2020
Financial assets (liabilities)
Cash and cash equivalents	128,851	128,851	160,475	160,475
Restricted cash	10,059	10,059	11,296	11,296
Margin deposits	5,936	5,936	6,153	6,153
Long-term receivables	35,570	35,570	27,294	27,294
Financial liability	(4,683)	(4,683)	(5,148)	(5,148)
Debt	(1,423,296)	(1,423,296)	(1,509,794)	(1,509,794)

The Company does not offset fair value amounts recognized for derivatives by the right to reclaim cash collateral or the obligation to return cash collateral. The amount of collateral to be posted is defined in the terms of respective master agreement executed with counterparties or exchanges and is required when agreed upon threshold limits are exceeded. As of June 30, 2021, the Company deposited cash collateral related to its derivative instruments under its collateral security arrangements of $5,936, ($6,153 as of December 31, 2020), which is recorded within margin deposits in the interim Consolidated Balance Sheets.

F- 32

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the consolidated balance sheet on a net basis by counterparty when a legal right of set-off exists. The following tables present information with respect to the fair values of derivatives reflected in the consolidated balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the interim Consolidated Statements of Comprehensive (Loss) Income or in the interim Consolidated Balance Sheets, as a component of Accumulated other comprehensive loss.

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
Derivative	Balance Sheet Location	June 30, 2021 Fair Value	December 31, 2020 Fair Value	June 30, 2021 Fair Value	December 31, 2020 Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	—	—	11,018	11,095
	Financial instruments - Fair value, net of current portion	441	—	15,018	25,088

	Subtotal	441	—	26,036	36,183

		Asset Derivatives		Liability Derivatives
Derivative	Balance Sheet Location	June 30, 2021 Fair Value	December 31, 2020 Fair Value	June 30, 2021 Fair Value	December 31, 2020 Fair Value
Derivatives not designated as hedging instruments
Bunker swaps	Current portion of financial instruments - Fair value	768	255	434	3,988
Bunker swaps	Financial instruments - Fair value, net of current portion	72	—	712	5,023
Bunker put options	Current portion of financial instruments - Fair value	—	387	—	180

	Subtotal	840	642	1,146	9,191

Total derivatives		1,281	642	27,182	45,374

Derivatives designated as Hedging Instruments-Net effect on the Consolidated Statements of Comprehensive (Loss) Income

	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)
Derivative	Amount Three months ended June 30,		Amount Six months ended June 30,
	2021	2020	2021	2020
Interest rate swaps	3,642	(3,927)	15,611	(25,934)

Total	3,642	(3,927)	15,611	(25,934)

	Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
Derivative	Location	Amount Three months ended June 30,		Amount Six months ended June 30,
		2021	2020	2021	2020
Interest rate swaps	Depreciation expense	(48)	(47)	(96)	(94)
Interest rate swaps	Interest and finance costs, net	2,830	(1,828)	5,244	(1,520)

Total		2,782	(1,875)	5,148	(1,614)

Derivatives not designated as Hedging Instruments–Net effect on the Consolidated Statement of Comprehensive (Loss) Income

	Gain (Loss) Recognized on Derivative
Derivative	Location	Amount Three months ended June 30,		Amount Six months ended June 30,
		2021	2020	2021	2020
Interest rate swaps	Interest and finance costs, net	—	(1)	—	75
Bunker swaps	Interest and finance costs, net	3,695	1,511	7,950	(16,774)
Bunker put options	Interest and finance costs, net	(16)	(886)	(172)	886
Bunker call options	Interest and finance costs, net	—	(1)	—	(264)

Total		3,679	623	7,778	(16,077)

F- 33

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other Comprehensive Loss as of June 30, 2021, and December 31, 2020, was $26,531 and $36,994, respectively.

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of June 30, 2021, and December 31, 2020, using Level 2 inputs (significant other observable inputs):

Recurring measurements:	June 30, 2021	December 31, 2020
Interest rate swaps	(25,595)	(36,183)
Bunker swaps	(306)	(8,755)
Bunker put options	—	206

	(25,901)	(44,732)

 13.       Subsequent Events

The Company evaluated subsequent events (other than those disclosed above), until the date these interim consolidated financial statements were available to be issued.

(a)      On July 20, 2021, the Company paid dividends of $0.10 per common share for a total amount of $2,032.

(b)      On July 30, 2021, the Company paid dividends of $0.59375 per share on its 9.50% Series F Preferred Shares.

(c)      On August 2, 2021, the Company redeemed 357,063 Series G Convertible Preferred Shares in exchange for 388,841 Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping Company S.A., a wholly owned subsidiary of the Company, par value $0.001 per share, each with a liquidation preference of $10.00 per share.

(d)     On August 30, 2021, the Company paid dividends of $0.54687 per share on its 8.75% Series D Preferred Shares and $0.57812 per share on its 9.25% Series E Preferred Shares, respectively.

(e)      On September 1, 2021, a dividend on the Shyris Shipping Preferred Shares was paid amounting to $753.

(f)      On September 2, 2021, the Company signed newbuilding contracts for the construction of four dual-fueled LNG powered aframax tankers.

(g)     Subsequent to June 30, 2021, the Company sold 79,031 of its Series D Preferred Shares, 110,520 of its Series E Preferred Shares, 555,743 of its Series F Preferred Shares and issued and sold 1,097,172 common shares for a total amount of $28,278.

F- 34

EXHIBIT INDEX

99.1 Capitalization at June 30, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2021

TSAKOS ENERGY NAVIGATION LIMITED

By:    /s/ Paul Durham

Paul Durham

Chief Financial Officer